SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)
(Amendment No. 1)*

ROFIN-SINAR TECHNOLOGIES INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

775043102
(CUSIP Number)

Thomas Limberger
c/o SilverArrow Capital Advisors LLP
3 More London Riverside, 1st Floor,
London SE1 2RE, United Kingdom
+ 44 203 637 2185
(Name, address and telephone number of Person
Authorized to Receive Notices and Communications)

October 8, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 775043102

(1)	Name of reporting person: SilverArrow Capital Holding Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Guernsey
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 2,645,725 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 397,900 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,645,725 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 9.4%* (See Item 5)
(14)	Type of reporting person: OO

*            Based on 28,181,803 shares of Common Stock outstanding as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on  August 10, 2015.

CUSIP No: 775043102

(1)	Name of reporting person: SilverArrow Capital Advisors LLP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United Kingdom
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 2,645,725 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 397,900 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,645,725 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 9.4%* (See Item 5)
(14)	Type of reporting person: PN

*            Based on 28,181,803 shares of Common Stock outstanding as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on August 10, 2015.

CUSIP No: 775043102

(1)	Name of reporting person: SAC Jupiter Holding Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Dubai, United Arab Emirates
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 2,645,725 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 397,900 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,645,725 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 9.4% (See Item 5)
(14)	Type of reporting person: OO

*            Based on 28,181,803 shares of Common Stock outstanding as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on August 10, 2015.

CUSIP No: 775043102

(1)	Name of reporting person: Thomas Limberger
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 2,645,725 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 397,900 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,645,725 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 9.4%* (See Item 5)
(14)	Type of reporting person: IN

*            Based on 28,181,803 shares of Common Stock outstanding as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on August 10, 2015.

CUSIP No: 775043102

(1)	Name of reporting person: Abdullah Saleh A. Kamel
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kingdom of Saudi Arabia
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 733,821 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 733,821 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 2.6%* (See Item 5)
(14)	Type of reporting person: IN

*            Based on 28,181,803 shares of Common Stock outstanding as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on August 10, 2015.

CUSIP No: 775043102

(1)	Name of reporting person: Pluto Fund Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Saint Vincent and the Grenadines
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 185,120 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 185,120 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): Less than 1%* (See Item 5)
(14)	Type of reporting person: OO

*            Based on 28,181,803 shares of Common Stock outstanding as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on August 10, 2015.

CUSIP No: 775043102

(1)	Name of reporting person: Osama H. Al Sayed
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kingdom of Saudi Arabia
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 1,328,884 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,328,884 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 4.7%* (See Item 5)
(14)	Type of reporting person: IN

*            Based on 28,181,803 shares of Common Stock outstanding as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on August 10, 2015.

CUSIP No: 775043102

(1)	Name of reporting person: Ernesto Palomba
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Italy
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0 (See Item 5)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 0 (See Item 5)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 0 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 0.0%
(14)	Type of reporting person: IN

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 7, 2015 (the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In various open market purchases between August 6, 2015 and September 24, 2015, Pluto acquired an aggregate of 5,875 shares of Common Stock for aggregate consideration of approximately $183,892 (excluding commissions) using investment funds managed by Pluto.

In various open market purchases between August 7, 2015 and September 4, 2015, Mr. Kamel acquired an aggregate of 147,316 shares of Common Stock for aggregate consideration of approximately $3,612,504 (excluding commissions) using personal funds.

In various open market purchases between September 16, 2015 and September 23, 2015, SilverArrow Dubai acquired an aggregate of 400 shares of Common Stock for aggregate consideration of approximately $3,465 (excluding commissions) using investment funds managed by the SilverArrow Entities.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

“On October 8, 2015, SilverArrow Advisors issued the press release attached as Exhibit 99.4 to this Amendment and incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on 28,181,803 shares of Common Stock outstanding as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed with SEC on August 10, 2015.

A.	SilverArrow Guernsey

(a)	As of the close of business on October 2, 2015, SilverArrow Guernsey did not directly own any shares of Common Stock. As a result of SilverArrow Guernsey’s and Mr. Limberger’s control of SilverArrow Dubai, SilverArrow Guernsey may be deemed to beneficially own the 397,900 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger, director of SilverArrow Dubai, pursuant to the Group Agreement described in Item 6 below, SilverArrow Guernsey may be deemed to have sole voting power with respect to, and beneficially own, the 1,328,884 shares of Common Stock directly owned by Mr. Al Sayed, the 185,120 shares of Common Stock directly owned by Pluto, and the 733,821 shares of Common Stock directly owned by Mr. Kamel.

 Percentage: Approximately 9.4%

(b)	1.	Sole power to vote or direct vote: 2,645,725

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 397,900

4.	Shared power to dispose or direct the disposition: 0

(c)	SilverArrow Guernsey has not entered into any transactions in the shares of Common Stock during the past sixty days.

B.	SilverArrow Advisors

(a)	As of the close of business on October 2, 2015, SilverArrow Advisors did not directly own any shares of Common Stock. As a result of SilverArrow Advisors’ and Mr. Limberger’s control of SilverArrow Dubai, SilverArrow Advisors may be deemed to beneficially own the 397,900 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger, director of SilverArrow Dubai, pursuant to the Group Agreement described in Item 6 below, SilverArrow Advisors may be deemed to have sole voting power with respect to, and beneficially own, the 1,328,884 shares of Common Stock directly owned by Mr. Al Sayed, the 185,120 shares of Common Stock directly owned by Pluto, and the 733,821 shares of Common Stock directly owned by Mr. Kamel.

Percentage: Approximately 9.4%

(b)	1.	Sole power to vote or direct vote: 2,645,725

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 397,900

4.	Shared power to dispose or direct the disposition: 0

(c)	SilverArrow Advisors has not entered into any transactions in the shares of Common Stock during the past sixty days.

C.	SilverArrow Dubai

(a)	As of the close of business on October 2, 2015, SilverArrow Dubai directly owned 397,900 shares of Common Stock. In addition, as a result of voting power granted to Mr. Limberger, director of SilverArrow Dubai, pursuant to the Group Agreement described in Item 6 below, SilverArrow Dubai may be deemed to have sole voting power with respect to, and beneficially own, the 1,328,884 shares of Common Stock directly owned by Mr. Al Sayed, the 185,120 shares of Common Stock directly owned by Pluto, and the 733,821 shares of Common Stock directly owned by Mr. Kamel.

Percentage: Approximately 9.4%

(b)	1.	Sole power to vote or direct vote: 2,645,725

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 397,900

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by SilverArrow Dubai during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Limberger

(a)	As of the close of business on October 2, 2015, Mr. Limberger did not directly own any shares of Common Stock. As a result of Mr. Limberger’s control of the SilverArrow Entities, Mr. Limberger may be deemed to beneficially own the 397,900 shares of Common Stock directly owned by SilverArrow Dubai. In addition, as a result of the voting power granted to Mr. Limberger, director of SilverArrow Dubai, pursuant to the Group Agreement described in Item 6 below, Mr. Limberger may be deemed to have sole voting power with respect to, and beneficially own, the 1,328,884 shares of Common Stock directly owned by Mr. Al Sayed, the 185,120 shares of Common Stock directly owned by Pluto, and the 733,821 shares of Common Stock directly owned by Mr. Kamel.

Percentage: Approximately 9.4%

(b)	1.	Sole power to vote or direct vote: 2,645,725

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 397,900

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Limberger has not entered into any transactions in the shares of Common Stock during the past sixty days.

E.	Mr. Kamel

(a)	As of the close of business on October 2, 2015, Mr. Kamel directly owned 733,821 shares of Common Stock. Pursuant to the Group Agreement described in Item 6 below, Mr. Kamel granted voting power with respect to such shares to Mr. Limberger, director of SilverArrow Dubai.

Percentage: Approximately 2.6%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 733,821

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Kamel during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Pluto

(a)	As of the close of business on October 2, 2015, Pluto directly owned 185,120 shares of Common Stock. Pursuant to the Group Agreement described in Item 6 below, Pluto granted voting power with respect to such shares to Mr. Limberger, director of SilverArrow Dubai.

Percentage: Less than 1%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 185,120

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Pluto during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Al Sayed

(a)	As of the close of business on October 2, 2015, Mr. Al Sayed directly owned 1,328,884 shares of Common Stock. Pursuant to the Group Agreement described in Item 6 below, Mr. Al Sayed granted voting power with respect to such shares to Mr. Limberger, director of SilverArrow Dubai.

Percentage: Approximately 4.7%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 1,328,884

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Al Sayed during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Mr. Palomba

(a)	As of the close of business on October 2, 2015, Mr. Palomba did not own any shares of Common Stock.

Percentage: Less than 0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Palomba has not entered into any transactions in the shares of Common Stock during the past sixty days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
99.4	Press Release of SilverArrow Capital Advisors LLP, dated October 8, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2015

SILVERARROW CAPITAL HOLDING LTD.

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

SILVERARROW CAPITAL ADVISORS LLP

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

SAC JUPITER HOLDING LTD.

By:	/s/ Thomas Limberger
Name:	Thomas Limberger
Title:	Authorized Signatory

/s/ Thomas Limberger
Thomas Limberger

*
Abdullah Saleh A. Kamel

PLUTO FUND LIMITED

By:	*
Name:
Title:

*
Osama H. Al Sayed

*
Ernesto Palomba

* By:	/s/ Thomas Limberger
Thomas Limberger Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
99.1
Group Agreement, dated as of May 7, 2015, by and among SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd., Abdullah Saleh A. Kamel, Pluto Fund Limited, Thomas Limberger, Osama H. Al Sayed and Ernesto Palomba.*

99.2
Joint Filing Agreement, dated as of May 7, 2015, by and among SilverArrow Capital Holding Ltd., SilverArrow Capital Advisors LLP, SAC Jupiter Holding Ltd., Abdullah Saleh A. Kamel, Pluto Fund Limited, Thomas Limberger, Osama H. Al Sayed and Ernesto Palomba.*

99.3	Power of Attorney (included in Exhibit 99.1).*
99.4	Press Release of SilverArrow Capital Advisors LLP, dated October 8, 2015.

*            Previously filed.

Schedule A

Transactions in the Common Stock during the past sixty days.

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)

SAC Jupiter Holding Ltd.
9/16/2015	(5,000)	26.0693
9/17/2015	(1,500)	26.5300
9/23/2015	6,900	25.1604

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)

Osama H. Al Sayed
9/17/2015	(17,500)	26.5353
9/17/2015	(10,000)	26.5004

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)

Pluto Fund Ltd.
8/6/2015	1,500	23.7000
8/12/2015	(600)	25.6170
8/17/2015	(4,000)	26.0075
8/25/2015	1,500	24.1490
9/1/2015	10,000	30.0000
9/15/2015	(2,000)	25.5001
9/16/2015	(1,000)	26.0500
9/17/2015	(1,630)	26.4620
9/23/2015	405	24.7500
9/24/2015	1,700	24.5170

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)

Abdullah Saleh A. Kamel
8/7/2015	4,000	23.7170
8/11/2015	5,000	24.8736
8/12/2015	5,504	25.5000
8/13/2015	5,000	25.3904
8/14/2015	5,000	25.3584
8/18/2015	2,812	25.5000
8/20/2015	3,304	25.5000
8/21/2015	10,000	25.2581
8/21/2015	6,696	24.9000
8/21/2015	5,000	24.8439
8/24/2015	5,273	23.9992
8/25/2015	5,000	24.0392
8/25/2015	10,000	23.8438
8/25/2015	4,727	24.0000
8/26/2015	20,000	23.9437
9/1/2015	10,000	24.7323
9/2/2015	10,000	24.5000
9/2/2015	10,000	24.5000
9/4/2015	10,000	24.2527
9/4/2015	10,000	24.2330